UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule (13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. 1)*
Azure Power Global Limited
(Name of Issuer)

Equity Shares
(Title of Class of Securities)

V0393H103
(CINS Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS CDPQ Infrastructures Asia Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,006,550
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,006,550
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON* CO

1		NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,006,550
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,006,550
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,006,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14		TYPE OF REPORTING PERSON* OO

ITEM 1.	SECURITY AND ISSUER.
This amendment No. 1 ("Amendment No. 1) to Schedule 13D relates to the Schedule 13D filed on October 27, 2016 (the "Original Schedule 13D") by CDPQ Infrastructures Asia Pte Ltd. ("CDPQ Infrastructures") and Caisse de dépôt et placement du Québec ("CDPQ" and, together with CDPQ Infrastructures, the "Reporting Persons") relating to Equity Shares (the "Shares") issued by Azure Global Power Limited (the "Issuer"). The principal executive offices of the Issuer are located at 8 Local Shopping Complex, Pushp Vihar, Madangir, New Delhi, 110062, India.
Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.
Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
"Between October 28, 2016 and November 8, 2016, CDPQ Infrastructures purchased an additional 345,028 Shares in open market transactions for an aggregate purchase price of $5,586,983.23. The source of the funds used by CDPQ Infrastructures to acquire such additional Shares was working capital provided by CDPQ. The source of funds used by CDPQ to provide such working capital to CDPQ Infrastructures was funds on deposit at CDPQ."
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:
"The responses to this Item 5 and the information on the cover page are based on their being 25,915,959 Shares outstanding after giving effect to the Issuer's initial public offering of Shares and the issuance of Shares to CDPQ Infrastructures pursuant to the Share Purchase Agreement, as reported on the Issuer's Form 424B4 filed with the with the Securities and Exchange Commission on October 13, 2016.
(a) and (b) As a result of the transactions described in the Original Schedule 13D and in this Amendment No. 1, CDPQ Infrastructures is the direct beneficial owner of 5,006,550 Shares, which represents 19.3 % of the Issuer's outstanding Shares. CDPQ, through its ownership of CDPQ Infrastructures, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDPQ Infrastructures.
(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.
(e) Not applicable."
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
"On November 3, 2016, the Issuer's board approved CDPQ Infrastructures' right of first offer to provide equity financing to fund the development or acquisition of new power projects of the Issuer's subsidiaries, granted pursuant to the Share Purchase Agreement."

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2016

CDPQ INFRASTRUCTURES ASIA PTE LTD.
By:	S/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2016

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	S/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Annex B

Schedule of Transactions

[NTD: La Caisse to update Annex B with trading data re: additional open market purchases from 10/28/2016 to 11/08/2016]

CDPQ INFRASTRUCTURE ASIA PTE. LTD

Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
10/14/2016	Equity Shares	200,000	$13.7396	Open Market
10/17/2016	Equity Shares	4,166,667	$18.00	Private Placement
10/17/2016	Equity Shares	8,600	$14.1115	Open Market
10/17/2016	Equity Shares	41,757	$14.1186	Open Market
10/18/2016	Equity Shares	20,885	$14.7330	Open Market
10/19/2016	Equity Shares	39,150	$15.4086	Open Market
10/20/2016	Equity Shares	22,660	$15.5558	Open Market
10/20/2016	Equity Shares	2,500	$15.4856	Open Market
10/21/2016	Equity Shares	119,412	$15.5997	Open Market
10/21/2016	Equity Shares	10,681	$15.5806	Open Market
10/24/2016	Equity Shares	4,540	$15.6009	Open Market
10/25/2016	Equity Shares	1,400	$15.6757	Open Market
10/26/2016	Equity Shares	17,826	$15.8948	Open Market
10/27/2016	Equity Shares	5,444	$15.6858	Open Market
10/28/2016	Equity Shares	7,020	$15.69	Open Market
10/31/2016	Equity Shares	10,468	$15.7319	Open Market
11/02/2016	Equity Shares	17,500	$15.9451	Open Market
11/02/2016	Equity Shares	145,400	$15.9481	Open Market
11/02/2016	Equity Shares	6,830	$15.9939	Open Market
11/03/2016	Equity Shares	8,843	$16.2512	Open Market
11/04/2016	Equity Shares	37	$16.45	Open Market
11/04/2016	Equity Shares	129,700	$16.50	Open Market
11/07/2016	Equity Shares	14,090	$16.6483	Open Market
11/08/2016	Equity Shares	5,140	$16.7439	Open Market

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None.